August 28, 2006

Mail Stop 4561

Ms. Patti M. Dodge
Executive Vice President and
 Chief Financial Officer
New Century Financial Corporation
18400 Von Karman
Suite 1000
Irvine, CA 92612

> **Re:** **New Century Financial Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 001-32314**

Dear Ms. Dodge:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant